Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX: SLW
February 11, 2010	NYSE: SLW

SILVER WHEATON ACQUIRES LIFE OF MINE SILVER AND GOLD PRODUCTION FROM AUGUSTA’S ROSEMONT PROJECT

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX, NYSE: SLW) is pleased to announce that it has agreed to acquire an amount equal to 100% of the life of mine silver and gold production from Augusta Resource Corporation’s (“Augusta”) (TSX, NYSE Amex: AZC) Rosemont Copper Project (“Rosemont”) located in Pima County, Arizona. Rosemont is forecast to be a low-cost, long-life and large-scale copper-molybdenum-silver project that could account for approximately 10% of US copper output once in production, projected by 2012.

TRANSACTION TERMS

Silver Wheaton will pay Augusta upfront cash payments totaling US$230 million to acquire an amount equal to 100% of all payable silver and gold produced from Rosemont, for the lesser of US$3.90 per ounce of silver and US$450 per ounce of gold (both subject to an inflationary adjustment) or the prevailing market price per ounce of silver and gold delivered. The upfront payments will be made on an installment basis to partially fund construction of the mine and will commence once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of Rosemont. Augusta anticipates that key operating permits will be received in the fourth quarter of 2010 allowing mine construction to commence shortly thereafter. Silver Wheaton is not required to contribute to further capital or exploration expenditures and Augusta has provided a completion guarantee with certain minimum production criteria required to be met by specific dates.

“We are very pleased to be participating in the development of another low-cost, long-life and high-quality mining project,” said Peter Barnes, Chief Executive Officer of Silver Wheaton. “The Rosemont Copper Project is forecast to increase Silver Wheaton’s long term annual production by approximately 2.4 million ounces of silver, plus any gold production, estimated by Augusta to average up to 15,000 ounces per annum. Importantly, our upfront payments will be made only after Augusta has received all the necessary permits to construct and operate the Rosemont mine.”

“We began initial discussions with Augusta in 2007 and, upon completion of a positive updated Feasibility Study, re-commenced our negotiations. The result is a precious metals agreement on a high-quality asset which will add long term value to Silver Wheaton’s shareholders for many years to come.”

ABOUT ROSEMONT COPPER PROJECT

The Rosemont Copper Project is a copper-molybdenum-silver porphyry deposit located in Pima County, Arizona. Based on a positive Feasibility Study released in August 2007 and updated in January 2009 (see Augusta press release dated January 15, 2009), Augusta approved the project for development as a 75,000 ton per day low-cost open-pit mine with a sulfide concentrator and SX/EW plant to treat sulfide and oxide ore. The proposed Rosemont mine is expected to produce annually an average of 221 million pounds of copper, 4.7 million pounds of molybdenum, 2.4 million ounces of silver and up to 15 thousand ounces of gold over a greater than 20 year mine life. Concentrate production is forecast to commence in 2012.

Based on the updated Feasibility Study released in January 2009, Rosemont demonstrates robust project economics at a variety of metal prices and is forecast to be a low-cost producer of copper. Cash costs, net of byproduct credits, are estimated at US$0.62 per pound of copper.

Current proven and probable reserves at Rosemont contain 62.9 million ounces of silver, measured and indicated resources contain a further 9.7 million ounces of silver and inferred resources contain 11.2 million ounces of silver (see the reserves and resources table below). In addition, there is potential for continued reserve and resource expansion adjacent to the proposed open pit. The precious metals purchase agreement also encompasses all of the prospective exploration targets within the Rosemont Project area, where surface mapping and historical drilling have uncovered several promising areas of mineralization.

Currently, there are no reported gold reserves and resources at Rosemont as drill cores were not consistently assayed for gold. However, metallurgical testing completed by Augusta has indicated that, in addition to silver, gold is present in the copper concentrates in the form of a saleable byproduct credit. Augusta forecasts that up to 15 thousand ounces of gold may be produced annually.

The silver reserves and resources at Rosemont attributable to Silver Wheaton are as follows:

Proven & Probable Silver Reserves Attributable to Silver Wheaton
PROVEN			PROBABLE			PROVEN & PROBABLE
Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Process Recovery
Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz	%
128.8	4.46	18.5	366.8	3.77	44.5	495.6	3.95	62.9	77

Measured & Indicated Silver Resources Attributable to Silver Wheaton
MEASURED			INDICATED			MEASURED & INDICATED
Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
7.2	3.89	0.9	103.0	2.65	8.8	110.2	2.73	9.7

Inferred Silver Resources Attributable to Silver Wheaton
INFERRED
Tonnage	Grade	Contained
Mt	g/t	Moz
163.0	2.15	11.2

Notes:

1.	Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101.
2.	Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes (Mt), grams per metric tonne (g/t), and millions of ounces (Moz).
3.	The Mineral Resources reported in this table are exclusive of Mineral Reserves.
4.	Mineral Resources which are not Mineral Reserves, do not have demonstrated economic viability.
5.	Mineral Resources are reported as of October 22, 2008, Mineral Reserves are reported as of March 17, 2009.
6.	William L. Rose, P.E., Principal Mining Engineer (WLR Consulting Inc) is the Qualified Person responsible for the resource estimation.
7.	Robert Fong, P.Eng., Principal Mining Engineering Consultant (Moose Mountain Technical Services) is the Qualified Person responsible for the reserve estimation.
8.
Mineral Reserves are reported above an NSR cut-off of US$3.56/short ton which has been calculated using appropriate metallurgical recoveries and metal prices of $1.75/lb Cu, $15.00/lb Mo and $10.00/oz Ag.

9.	Mineral Resources and Mineral Reserves do not include Oxide material since the SX/EW leach process does not recover silver.
10.	Mineral Resources are reported above a cut-off of 0.2% Cu.
11.
Silver is produced as a by-product metal; therefore, the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the time.

12.	Process recoveries are the average percentage of silver in a saleable product (dore or concentrate) recovered from mined ore at the applicable site process plants as reported by the operators.

CONFERENCE CALL

A conference call will be held on Thursday, February 11, 2010, starting at 1:00 pm (Eastern Time) to discuss this transaction. To participate in the live call use one of the following methods:

Dial toll free from Canada or the US:	1-888-231-8191
Dial from outside Canada or the US:	1-647-427-7450
Live audio webcast:	www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and you can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1-800-642-1687
Dial from outside Canada or the US:	1-416-849-0833
Pass code:	56815204
Archived audio webcast:	www.silverwheaton.com

Salman Partners Inc. acted as Silver Wheaton's financial advisor in respect of this transaction.

Mr. Randy V.J. Smallwood, P.Eng., President of Silver Wheaton, is a “qualified person” as such term is defined under National Instrument 43-101, and has reviewed and approved the contents of this news release.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS
The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver; the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled “Description of the Business -Risk Factors” in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY LANGUAGE REGARDING RESERVES AND RESOURCES
For further information on Mineral Reserves and Mineral Resources and on Silver Wheaton more generally, readers should refer to Silver Wheaton’s Annual Information Form for the year ended December 31, 2008, and other continuous disclosure documents filed by Silver Wheaton since January 1, 2009, available on SEDAR at www.sedar.com. Silver Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: The information contained herein uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them and expressly prohibits U.S. registered companies from including such terms in their filings with the SEC. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. United States investors are urged to consider closely the disclosure in Silver Wheaton’s Form 40-F, a copy of which may be obtained from Silver Wheaton or from http://www.sec.gov/edgar.shtml.

For further information, please contact:

Brad Kopp
Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com